Beta Bionics, Inc.

Massachusetts Benefit Corporation

Financial Statements and Independent Accountant's Review Report

December 31, 2015

BETA BIONICS, INC.

TABLE OF CONTENTS



To the Board of Directors of
Beta Bionics, Inc.
Acton, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Beta Bionics, Inc. (Massachusetts benefit corporation), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from October 21, 2015 (inception) to December 31, 2015. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 13, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BETA BIONICS, INC.
BALANCE SHEET
As of December 31, 2015

ASSETS

Current Assets:

Cash and cash equivalents	$	125
Capital contribution receivable		5,000,000
Total Current Assets		5,000,125

Other Assets:

Trademarks, at cost	15,829
Total Other Assets	15,829

TOTAL ASSETS	$	5,015,954

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Current Liabilities:

Accounts payable	$	266,945
Advance from related party		125
Total Liabilities		267,070

Stockholders' Equity:

Convertible Series A Preferred Stock, no par, 9,900 shares authorized, 5,000 shares issued and outstanding, liquidation preference of $5,000,000	4,963,602
Undesignated Preferred Stock, no par, 30,000 shares authorized, -0- shares issued and outstanding	-
Class A Common Stock, no par, 100,000 shares authorized 60,000 shares issued and outstanding.	11,872
Class B Common Stock, no par, 135,100 shares authorized 25,000 shares issued and outstanding.	3,957
Accumulated deficit	(230,547)
Total Stockholders' Equity	4,748,884

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,015,954

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BETA BIONICS, INC.
STATEMENT OF OPERATIONS
For the period from October 21, 2015 (inception) to December 31, 2015

Net Revenues	$	-
Cost of Net Revenues		-
Gross Profit		-
Operating Expenses:		
General & administrative		230,547
Total Operating Expenses		230,547
Loss from operations		(230,547)
Provision for Income Taxes		-
Net Loss	$	(230,547)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

BETA BIONICS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from October 21, 2015 (inception) to December 31, 2015

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount		
Balance at October 21, 2015 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -
Founder issuance for trademarks contributed	-	-	60,000	11,872	20,000	3,957	-	15,829
Issuance of stock under licensing agreements	-	-	-	-	5,000	-	-	-
Issuance of Series A Preferred Stock for cash	5,000	5,000,000	-	-	-	-	-	5,000,000
Less: Series A Preferred Stock offering costs	-	(36,398)	-	-	-	-	-	(36,398)
Net loss	-	-	-	-	-	-	(230,547)	(230,547)
Balance at December 31, 2015	5,000	$ 4,963,602	60,000	$ 11,872	25,000	$ 3,957	$ (230,547)	$ 4,748,884

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BETA BIONICS, INC.
STATEMENT OF CASH FLOWS
For the period from October 21, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities		
Net Loss	$	(230,547)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		266,945
Net Cash Provided by Operating Activities		36,398
Cash Flows From Investing Activities		
Costs of trademarks		(15,829)
Net Cash Used in Investing Activities		(15,829)
Cash Flows From Financing Activities		
Advance from related party		125
Series A Preferred Stock offering costs		(36,398)
Founder contribution of trademark expenses		15,829
Net Cash Used In Financing Activities		(20,444)
Net Change In Cash		125
Cash at Beginning of Period		-
Cash at End of Period	$	125

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

NOTE 1: NATURE OF OPERATIONS

Beta Bionics, Inc. (the "Company"), is a domestic benefit corporation organized October 21, 2015 under the laws of Massachusetts. The Company was formed: (1) to provide and to protect the Company's turnkey solutions for safe and effective autonomous glycemic control; (2) to bring the Company's technology to as many people with T1D as possible in an expeditious and responsible manner; (3) to continue to innovate and to offer the latest advances as expeditiously and responsibly as possible; and, (4) to act in the best possible interest of the T1D community in connection with fulfilling the Company's corporate functions.

As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted primarily of formation activities, development of agreements, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in commencing its planned principal operations, and has not generated any revenues since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. Management plans to raise additional capital to fund its cash flow needs over the next twelve months. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

See accompanying Independent Accountant's Review Report

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

Intangible Assets

The Company's policy is to capitalize patent and trademark costs and amortize over the estimated useful lives. As of December 31, 2015, the Company holds certain trademarks, which were capitalized at cost of $15,829.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. No offering costs are capitalized as of December 31, 2015, while $36,398 were charged to stockholders' equity as a component of the capital paid in on the Series A Preferred Stock financing.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When capital contribution receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet. As of December 31, 2015, $5,000,000 was recorded as contributed capital receivable asset on the balance sheet for unfunded contributions on the Series A Preferred Stock issuances executed December 31, 2015, which were funded to the Company on January 7, 2016.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2015.

Research and Development

Research and development costs are expensed as incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation

The Company has established a stock-based incentive program as discussed in more detail in Note 4. The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock-based awards issued to date are comprised of employee stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for all periods since inception and, in general, is subject to state and local income tax examinations for all periods since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: STOCKHOLDERS' EQUITY

The Company filed amended and restated articles of incorporation effective December 30, 2015, which authorized the following classes and shares:

- Class A Common Stock: 100,000 shares authorized with no par
- Class B Common Stock: 135,100 shares authorized with no par
- Series A Preferred Stock: 9,900 shares authorized with no par
- Undesignated Preferred Stock: 30,000 shares authorized with no par
- Note: Amended and Restated Articles of Incorporation filed in 2016, see Note 9

Common Stock

Common stockholders are subject to the rights, privileges, and preferences of preferred stockholders. Class A Common Stockholders are entitled to ten votes per share, while Class B Common Stockholders are entitled to one vote per share of common stock. Any merger, acquisition, sale of substantially all assets of the Company, or similar transaction requires the approval of Class A Common Stockholders voting as a separate class. All other matters require vote of Class A and Class B Common Stockholders together as a single class.

Series A Preferred Stock:

At the Series A Preferred Stockholders' option, each share of Series A Preferred Stock is convertible into the number of shares of Class B Common Stock as determined by dividing the original issue

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

price ($1,000 per share for all Series A Preferred Stock outstanding as of December 31, 2015) by the conversion price defined in the amended and restated articles of incorporation. Series A preferred stockholders are entitled to certain dilution protections with respect to this conversion price, as defined in the amended and restated articles of incorporation. The Series A Preferred Stock are subject to mandatory conversion upon the closing of a sale of common stock to the public at an implied pre-money valuation of at least $100 million, in a firm commitment public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of net proceeds or at the date and time, or occurrence of an event, specific by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock at the then effective conversion rate as defined in the articles of incorporation.

The Series A preferred stockholders are entitled to a non-cumulative dividend of 4% of the original purchase price ($1,000 per share for all Series A Preferred Stock outstanding at December 31, 2015) per year if, when, and as declared by the Board of Directors prior and in preference to any dividends on common stock. Series A Preferred Stockholders also have certain dividend preferences over other stockholders, as described in the amended and restated articles of incorporation.

The Series A Preferred Stockholders are entitled to certain liquidation preferences over common stockholders, including a required redemption upon a deemed liquidation event (as defined in the amended and restated articles of incorporation) providing Series A Preferred Stockholders with a liquidation preference amount per share equal to the greater of: a) the original purchase price ($1,000 per share for all Series A Preferred Stock outstanding at December 31, 2015), plus any dividends declared but unpaid, or b) such amount per share as would be have payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to the triggering event.

The Series A Preferred Stockholders are also entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the Series A Preferred Stockholder is convertible into as of the record date for the voting matter, and are entitled to elect one director of the Company. When at least 2,500 shares of Series A Preferred Stock are outstanding, the Series A Preferred Stockholders are entitled to certain protective provisions which limit the powers of common stockholders.

2015 Issuances:

On the inception date of October 21, 2015, the Company entered into a contribution agreement with the Company's founder where the Company issued 60,000 shares of Class A Common Stock and 20,000 shares of Class B Common Stock in exchange for certain trademarks and website domains conveyed to the Company. The effective consideration exchanged was determined to be the historical cost of the assets conveyed to the Company, which totaled $15,829 and was capitalized as a trademark asset and charged to additional paid-in capital for Class A Common Stock and Class B Common Stock on a prorata basis.

In conjunction with the licensing agreements discussed at Note 6, the Company issued 5,000 shares of Class B Common Stock in December of 2015.

The Company issued 5,000 shares of Series A Preferred Stock on December 31, 2015 at a price of $1,000 per share, providing issuance proceeds of $5,000,000. These funds were received by the

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

Company on January 7, 2016. Accordingly, the Company recorded a capital contribution receivable as an asset on the balance sheet as of December 31, 2015 as the asset recognition criteria for capital contributions under ASC 505-10-45-2 was satisfied.

Stock Plan

On December 31, 2015, the Company approved the 2016 Stock Incentive Plan (the "Plan"), authorizing the Company to award any type of arrangement to an employee, director, or consultant of the Company that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of restricted stock, options, or any other security with the value derived from the value of the Company's stock. No awards have been granted under the Plan as of December 31, 2015. The Plan reserved 10,000 shares of Class B Common Stock for issuances under the Plan. Subsequent to December 31, 2015, on May 6, 2016, the Company issued five stock option grants exercisable into 4,670 shares of Class B Common Stock.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company's founder contributed assets to the Company in exchange for stock, as discussed in Note 4. The founder also advanced the Company funds of $125 to open its bank accounts.

NOTE 6: LICENSING AND ROYALTY AGREEMENTS

The Company entered into two separate, but related, license and royalty agreements (collectively, the "Agreements") with the Trustees of Boston University ("Licensor"), each effective in December of 2015, providing the Company with certain rights to specific patents, copyrights, intellectual property rights, licensed products, and licensed practices belonging to the Licensor. The details of each of the two agreements, the control algorithm license agreement ("Algorithm Agreement") and the device license agreement ("Device Agreement"), are as follows:

Algorithm Agreement

The Algorithm Agreement provides the Company with a license to certain exclusive rights to use patent rights, copyrights, and other intellectual property for the term of the Algorithm Agreement, subject to certain reserved rights as defined in the Algorithm Agreement. In exchange for these rights, the Company provided the Licensor with an equity agreement, agreement to a change of control payment, agreement to a minimum royalty for the term of the agreement, agreement to running royalty payments for the term of the agreement, patent cost reimbursements, and other obligations. Such obligations are further discussed as follows:

Equity Agreement - The Algorithm Agreement stipulated the issuance of 2,286 shares of the Company's Class B Common Stock to the issuer under an equity agreement effective in December 2015, representing 2.5% of the fully diluted capitalization at issuance. These shares are protected by certain dilution protections for stock splits, dividends, or other similar events, and whereby the additional shares are to be issued such that the Licensor shall continue to hold shares representing 2.5% of the fully diluted capitalization of the Company until the earliest of: a) immediately following the consummation of an eligible financing (defined in the equity agreement as an equity offering of $5,000,000 or more); b) immediately before the consummation of an initial public offering; or c) immediately prior to any sale of all or substantially all of the Company's assets, merger, or other

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

acquisition. Under these terms, the December 31, 2015 Series A Preferred Stock issuance providing proceeds of $5,000,000 triggered the issuance of an additional 214 shares of Class B Common Stock to the Licensor to maintain its 2.5% ownership interest in the Company. As of December 31, 2015, 2,500 shares of Class B Common Stock were issued and outstanding under this equity agreement. The Company considered the fair value of the shares issued under this equity agreement and determined that at the issuance of the Algorithm Agreement, the Company's fair value per share was trivial as it had not commenced any other value creating activities as of the issuance date and the only activity since the Company's formation was the exchange of equity for trademark rights with the Company's founder, which had no inherent value beyond the trivial costs incurred in developing the trademark rights. Therefore, the fair value of the shares issued in this equity agreement were determined to be trivial and were not recorded to additional paid-in capital. The issued shares contained certain preemptive rights to any stock issuance other than shares of common stock or options to purchase common stock at the same pricing and terms offered to other investors up to the number of shares necessary to maintain its proportional ownership of the fully diluted capitalization of the Company.

Change of Control Payment - Upon a change in control (as defined in the Algorithm Agreement), the Company is required to pay the Licensor a fee of $65,000.

Minimum Royalty - During the term of the Algorithm Agreement, on or before each January 1 following the effective date, the Company is required to pay the Licensor a minimum royalty in the following amounts commencing January 1, 2016:

January 1, 2016	$	-
January 1, 2017	$	-
January 1, 2018	$	-
January 1, 2019	$	25,000
January 1, 2020	$	25,000
January 1, 2021	$	25,000
January 1, 2022 and thereafter until termination of the agreement	$	125,000

Running Royalties - Within 45 days after each calendar quarter-end during the term of the Algorithm Agreement, the Company is required to pay the Licensor an amount equal to 4% of net sales (as defined in the Algorithm Agreement) for the preceding quarter plus sub-licensor running royalties (as defined in the Algorithm Agreement) at 20% for the preceding quarter (if sublicenses exist). Running royalty payments are creditable against minimum royalty payment obligations for each year, but cannot be carried over year-to-year.

Other Obligations - Other potential obligations are defined in the Algorithm Agreement for sublicense lump sum fees, combination product sales, third-party royalty deductions.

The Algorithm Agreement also includes limited rights to sublicense the rights obtained in the Algorithm Agreement and contains various other reporting and oversight requirements. The Algorithm Agreement is effective from the effective date (December 2015) until the occurrence of various triggers related to the expiration, invalidation, or termination of patent, intellectual property

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

and copyrights conveyed in the Algorithm Agreement in each country (on a country by country basis), unless earlier terminated by other clauses of the Algorithm Agreement. The Algorithm Agreement can also be terminated by various clauses, including material breach, insolvency, or challenge to the validity of patent rights or copyrights. The Licensor may also terminate the Algorithm Agreement upon the Company's failure to achieve running royalty requirements defined in the Algorithm Agreement or if the Licensor determines that the Company has not diligently pursued commercialization (subject to the terms and definitions in the Algorithm Agreement).

The Algorithm Agreement also requires the Company to bear the cost of all reasonable and documented patent costs incurred by Licensor in connection with the patent rights accrued prior to the effective date. As of the effective date of the Algorithm Agreement, these costs amounted to $146,274, which therefore became due and payable from the Company on the effective date. These costs were expensed when incurred (commensurate with the execution of the Algorithm Agreement in December 2015) and were not capitalized as patent assets as the Company did not obtain ownership of the patents and therefore did not meet asset recognition requirements. Additionally, the Algorithm Agreement calls for ongoing patent costs, including patent defense costs, to be paid by the Licensor until the earlier of a funding event (as defined in the Algorithm Agreement) exceeding $10,000,000 or one year after the effective date of the Algorithm Agreement (thus December 2016), at which time all such costs incurred by the Licensor are to be reimbursed by the Company and all ongoing patent costs thereafter will be billed to the Company and due to the Licensor within 30 days of billing.

Device Agreement

The Device Agreement provides the Company with a license to certain exclusive rights to use patent rights, licensed products, and/or to practice licensed practices for the term of the Device Agreement, subject to certain reserved rights as defined in the Device Agreement. In exchange for these rights, the Company provided the Licensor with an equity agreement, agreement to a minimum royalty for the term of the agreement, agreement to running royalty payments for the term of the agreement, patent cost reimbursements, and other obligations. Such obligations are further discussed as follows:

Equity Agreement - The Device Agreement stipulated the issuance of 2,286 shares of the Company's Class B Common Stock to the issuer under an equity agreement effective in December 2015, representing 2.5% of the fully diluted capitalization at issuance. These shares are protected by certain dilution protections for stock splits, dividends, or other similar events, and whereby the additional shares are to be issued such that the Licensor shall continue to hold shares representing 2.5% of the fully diluted capitalization of the Company until the earliest of: a) immediately following the consummation of an eligible financing (defined in the equity agreement as an equity offering of $5,000,000 or more); b) immediately before the consummation of an initial public offering; or c) immediately prior to any sale of all or substantially all of the Company's assets, merger, or other acquisition. Under these terms, the December 31, 2015 Series A Preferred Stock issuance providing proceeds of $5,000,000 triggered the issuance of an additional 214 shares of Class B Common Stock to the Licensor to maintain its 2.5% ownership interest in the Company. As of December 31, 2015, 2,500 shares of Class B Common Stock were issued and outstanding under this equity agreement. The Company considered the fair value of the shares issued under this equity agreement and determined that at the issuance of the Device Agreement, the Company's fair value per share was

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

trivial as it had not commenced any other value creating activities as of the issuance date and the only activity since the Company's formation was the exchange of equity for trademark rights with the Company's founder, which had no inherent value beyond the trivial costs incurred in developing the trademark rights. Therefore, the fair value of the shares issued in this equity agreement were determined to be trivial and were not recorded to additional paid-in capital. The issued shares contained certain preemptive rights to any stock issuance other than shares of common stock or options to purchase common stock at the same pricing and terms offered to other investors up to the number of shares necessary to maintain its proportional ownership of the fully diluted capitalization of the Company.

Minimum Royalty - During the term of the Device Agreement, on or before each January 1 following the effective date, the Company is required to pay the Licensor a minimum royalty in the following amounts commencing January 1, 2016:

January 1, 2016	$	-
January 1, 2017	$	-
January 1, 2018	$	-
January 1, 2019	$	10,000
January 1, 2020	$	10,000
January 1, 2021	$	10,000
January 1, 2022 and thereafter until termination of the agreement	$	25,000

Running Royalties - Within 45 days after each calendar quarter-end during the term of the Device Agreement, the Company is required to pay the Licensor an amount equal to 4% of net sales (as defined in the Device Agreement) for the preceding quarter plus sub-licensor running royalties (as defined in the Device Agreement) at 20% for the preceding quarter (if sublicenses exist). Running royalty payments are creditable against minimum royalty payment obligations for each year, but cannot be carried over year-to-year.

Other Obligations - Other potential obligations are defined in the Device Agreement for sublicense lump sum fees, combination product sales, third-party royalty deductions.

The Device Agreement also includes limited rights to sublicense the rights obtained in the Device Agreement and contains various other reporting and oversight requirements. The Device Agreement is effective from the effective date (December 2015) until the occurrence of various triggers related to the expiration, invalidation, or termination of patent and other rights conveyed in the Device Agreement in each country (on a country by country basis), unless earlier terminated by other clauses of the Device Agreement. The Device Agreement can also be terminated by various clauses, including material breach, insolvency, or challenge to the validity of conveyed rights or patents. The Licensor may also terminate the Device Agreement upon the Company's failure to achieve running royalty requirements defined in the Device Agreement or if the Licensor determines that the Company has not diligently pursued commercialization (subject to the terms and definitions in the Device Agreement).

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

The Device Agreement also requires the Company to bear the cost of all reasonable and documented patent costs incurred by Licensor in connection with the patent rights accrued prior to the effective date. As of the effective date of the Device Agreement, these costs amounted to $63,328, which therefore became due and payable from the Company on the effective date. These costs were expensed when incurred (commensurate with the execution of the Device Agreement in December 2015) and were not capitalized as patent assets as the Company did not obtain ownership of the patents and therefore did not meet asset recognition requirements. Additionally, the Device Agreement calls for ongoing patent costs, including patent defense costs, to be paid by the Licensor until the earlier of a funding event (as defined in the Device Agreement) exceeding $10,000,000 or one year after the effective date of the Device Agreement (thus December 2016), at which time all such costs incurred by the Licensor are to be reimbursed by the Company and all ongoing patent costs thereafter will be billed to the Company and due to the Licensor within 30 days of billing.

NOTE 7: INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had a net operating loss of $230,547. The Company is subject to Federal and Massachusetts income taxes at rates of approximately 34% and 9.5%, respectively, and has used an effective blended rate of 40% to derive a net deferred tax asset of $92,219. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the period ended December 31, 2015.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2015, the Company recognized no interest and penalties.

The Company files U.S. federal and Massachusetts state income tax returns. Since the Company was formed on October 21, 2015, and the Company filed tax extensions for its 2015 tax returns, no returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after

BETA BIONICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from October 21, 2015 (inception) to December 31, 2015

December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Effective May 9, 2016, the Company amended and restated its articles of incorporation to authorize a 1:10 stock split on all share classes. The authorized stock shares and classes were also amended to the following amounts, including the adoption and authorization of a non-voting Class C Common Stock share class:

- Class A Common Stock: 1,000,000 shares authorized with no par
- Class B Common Stock: 1,000,000 shares authorized with no par
- Class C Common Stock: 500,000 shares authorized with no par
- Series A Preferred Stock: 99,900 shares authorized with no par
- Undesignated Preferred Stock: 400,000 shares authorized with no par

On May 6, 2016, the Company issued five stock option grants exercisable into 4,670 shares (46,700 after the May 9, 2016 stock split) of Class B Common Stock under the 2016 Stock Incentive Plan.

Management has evaluated subsequent events through May 13, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Accountant's Review Report